SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement of Shelf Registration for Disposal of Treasury Stock through (planned) Third-Party Allotment”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 9, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

May 9, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel:	+81-3-3435-3121
Fax:	+81-3-3435-3154
URL:	www.orix.co.jp/grp/en/

Announcement of Shelf Registration for Disposal of Treasury Stock

through (planned) Third-Party Allotment

TOKYO, Japan – May 9, 2014 – ORIX Corporation (the “Company”), a leading integrated financial services group, announced that it has decided to use shelf registration for the disposal of treasury stock through a (planned) third-party allotment, and filed a shelf registration statement with the Kanto Local Finance Bureau. The details follow below.

1.	Purpose of Shelf Registration

The Company plans to dispose of treasury stock through a third-party allotment to certain director(s) and executive officer(s) of the Company who are scheduled to retire on June 24, 2014 (collectively the “Directors”), in accordance with a share component of compensation for the directors and executive officers of the Company and group executives. Since the terms of the treasury stock disposal have not yet been decided, the Company believes that using shelf registration is the most flexible and effective approach, and therefore has decided to file for shelf registration for the disposal of the treasury stock through a third-party allotment (hereinafter referred to as the “Shelf Registration”).

The Company will issue a further announcement when the terms of the treasury stock disposal under the Shelf Registration are decided.

2.	Summary of the Shelf Registration

A summary of the Shelf Registration is as follows. The Company plans to effect the disposal of treasury stock under the Shelf Registration by means of a third-party allotment to the Directors; therefore, the Company does not intend to make a public offering.

(1) Type of Shares

Common shares of the Company

(2) Planned period of disposal

Within a one year period (scheduled to end on May 16, 2015) following the effective date of the Shelf Registration (scheduled for May 17, 2014)

(3) Planned total amount of disposal

Maximum of 1,500 million yen

Please note that the maximum number of shares to be disposed of is 500,000 shares in total. Also, the disposal price per share is expected to be the average closing price (rounded upwards to the nearest yen) of common shares of the Company on the Tokyo Stock Exchange for the 30 trading days commencing 45 days preceding, and not including, the day on which the terms of the respective disposal of treasury stock to the relevant Directors are determined; provided, however, that if the above price is below either the closing price on the date on which the terms of the relevant treasury stock disposal are determined or that on the date on which the relevant Directors retire, then the disposal price per share shall be the highest of the three prices.

(4) Terms of the treasury stock disposal under the Shelf Registration

The specific number of shares to be disposed of, the disposal price per share, the date of the payment and other details concerning the disposal of treasury stock to be conducted under the Shelf Registration are undecided at present. The Company plans to determine these matters upon the upcoming decision of the representative executive officer of the Company.

3. Amount, Use, and Anticipated Time of Use of the Funds Raised

(1) Amount of funds raised

Undecided

(2) Specific use and anticipated time of use of the funds raised

The Company adopts a share component of compensation for the directors and executive officers of the Company and group executives. The disposal of treasury stock under the Shelf Registration is based on this stock based compensation plan; therefore, fundraising is not the main purpose of the disposal. All of the funds raised by the disposal of treasury stock under the Shelf Registration will be allocated to working capital. Also, since the treasury stock under the Shelf Registration will be granted to the Directors as a portion of the remuneration earned during their term of office, the Directors will pay for the treasury stock by using the funds that they are provided with in advance by the Company.

4. Reasons for Selecting Allottees

The allottees will be the Directors, since the shares allotted to them by the disposal of treasury stock under the Shelf Registration constitutes a portion of the remuneration earned during their term of office. The Company will issue a further announcement when the terms of the disposal of treasury stock under the Shelf Registration are decided.

5. Major Shareholders and Shareholding Ratio

Before the disposal (as of March 31, 2014)		After the disposal
Japan Trustee Services Bank, Ltd. (Trust Account)	8.12%	Undecided* * An update will be provided when the terms of the treasury stock disposal under the Shelf Registration are decided.
The Master Trust Bank of Japan, Ltd. (Trust Account)	6.42%
JP Morgan Chase Bank 380072	4.26%
The Chase Manhattan Bank 385036	2.76%
State Street Bank and Trust Company	2.50%
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.83%
State Street Bank and Trust Company 505225	1.71%
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	1.42%
The Bank of NY Mellon SA/NV 10	1.24%
CITI Bank, N.A. –N.Y, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	1.22%

6. Future Prospects

The Company will issue a further announcement regarding the details of the treasury stock disposal under the Shelf Registration and the impact of the Self Registration on the performance of the Company when the terms of the treasury stock disposal are decided.

7. Business Results and Status of Equity Finance for the Latest Three Years

(1) Business results for the latest three years (consolidated basis)

	(Yen)
	Fiscal year ended March 31, 2012	Fiscal year ended March 31, 2013	Fiscal year ended March 31, 2014
Consolidated sales*	964,779 million	1,055,764 million	1,341,651 million
Consolidated operating income	122,215 million	150,853 million	200,978 million
Consolidated net income*	83,509 million	111,909 million	186,794 million
Consolidated net income per share*	77.68	102.87	147.30
Dividend per share*	9	13	23
Consolidated net assets per share*	1,284.15	1,345.63	1,465.31

*	Since the Company prepared consolidated financial statements in accordance with the US GAAP, these figures respectively show “Total Revenue,” “Net income attributable to the Company’s shareholders,” “Net income attributable to the Company’s shareholders per share,” and “the Company’s shareholders’ equity per share.” In addition, on April 1, 2013, the Company implemented a 10-for-1 stock split of common shares held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Therefore, the number of issued shares was adjusted retrospectively to reflect the stock split for all periods presented.

(2) Status of the number of issued shares and the number of potential shares (as of March 31, 2014)

	Number of shares	Ratio to number of issued shares
Number of issued shares	1,322,777,628	100%
Number of potential shares at the current conversion price (exercise price)	9,563,300	0.72%
Number of potential shares at the minimum conversion price (exercise price)	—	—
Number of potential shares at the maximum conversion price (exercise price)	—	—

(3) Recent stock prices

(i)	Over the three years

	(Yen)
Years ended March 31	2012	2013	2014
Opening Price	789	802	1,173
High Price	864	1,257	1,920
Low Price	548	637	1,127
Closing Price	790	1,191	1,453

*	On April 1, 2013, the Company implemented a 10-for-1 stock split of common shares held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Therefore, the stock prices above were adjusted retrospectively to reflect the stock split for all periods presented.

(ii)	Over the last six months

	(Yen)
	November	December	January	February	March	April
Opening Price	1,700	1,865	1,807	1,556	1,475	1,454
High Price	1,920	1,915	1,847	1,625	1,561	1,538
Low Price	1,582	1,698	1,492	1,430	1,305	1,329
Closing Price	1,865	1,847	1,590	1,500	1,453	1,477

(iii)	Stock price on the business day immediately prior to the date of filing the Shelf Registration

(Yen)
May 8, 2014
Opening Price	1,541
High Price	1,541
Low Price	1,508
Closing Price	1,510

(4) Status of equity finance for the last three years

Disposal of Treasury Shares through Third-Party Allotment

Payment date	July 18, 2013
Amount of funds raised	19,408,448,400 yen
The disposal price per share	1,396 yen
Number of issued shares before the disposal	1,221,433,050 shares
Number of shares disposed of	13,902,900 shares
Number of issued shares after the disposal	1,221,433,050 shares
Allottee	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank)
Initial use of funds at the disposal	Not applicable because the payment was made by contribution in kind.
Anticipated time of use of funds raised at the disposal	Same as above
Usage of funds at the current date	Same as above

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

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